424 Church Street, Suite 800 Nashville, TN 37219 Telephone: 615-244-6538 Facsimile: 844-670-6009 http://www.dickinsonwright.com Frank Borger Gilligan fborgergilligan@dickinsonwright.com 615-780-1106

August 12, 2020

Chris Edwards

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Wolverine Partners Corp. d/b/a Gage Cannabis Co.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted July 6, 2020

CIK No. 0001810254

Response to August 1, 2020 letter

Dear Mr. Edwards,

We received your letter, dated August 1, 2020, regarding the above-referenced offering statement filed pursuant to Regulation A, Tier 2. As requested, we have revised our offering statement to address each of your comments, and have provided the additional information, as set forth below, to assist you in better understanding our disclosures.

Offering Circular

Cover Page

1.	We note your disclosure that the offering will terminate on the earlier of one year after the offering statement is qualified or all offered securities are sold and that the Company may extend the offering by an additional 90 days or terminate the offering at any time. Please reconcile this disclosure with the information in Item 4 of Part I to the Form 1-A that you do not intend to offer securities on a delayed or continuous basis.

RESPONSE: We have reconciled Item 4, Part I of the Form 1-A to reflect that we intend to offer the securities on a continuous basis.

Cautionary Statement on Forward-Looking Statements, page v

2.	Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please delete the reference to the safe harbor provided by Section 27A of the Securities Act.

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August 12, 2020

RESPONSE: The references have been deleted from the offering circular.

Summary Information, page 1

3.	Please consider including an organizational chart to outline your corporate structure and illustrate the relationships of the various entities discussed throughout the filing.

RESPONSE: We have included an organizational chart as an exhibit, which is referenced in the Summary Information section of the offering circular.

4. We note the disclosure that the Company provides business, financial, real estate, and intellectual property licensing support services for three licensed cultivation centers in Michigan that currently serve four provisioning centers. Please clarify whether the Company owns or operates any cultivation or provisioning centers.

RESPONSE: We have revised accordingly.

5. Please describe the resale and conversion restrictions that apply to the Proportional Voting Shares in the Summary section of the Offering Statement.

RESPONSE: We have revised accordingly.

Dilution, page 35

6.	Please explain why the exchangeable units were not included in your Dilution calculation, which you state is on a “fully diluted” basis.

RESPONSE: We have revised to include the exchangeable units in the calculation.

7.	The footnote (2) on page 37 is presented as it relates to 28,571,428 shares when it appears it relates to 199,539,939 shares. Please revise as necessary or tell us why no revision is warranted.

RESPONSE: We have revised accordingly.

Description of Business, page 40

8.	We note your description of the operations and licenses held by “licensed affiliated operators” on pages 45-47. Please expand this section to describe how these entities are affiliated to you. In this regard, we note your disclosure on page 56 that you do not hold financial or economic interest in these entities.

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RESPONSE: We have revised accordingly.

Overview of Wolverine Partners Corp. d/b/a Gage Cannabis Co., page 42

9.	We note your disclosure that you provide services including financing, intellectual property, licensing and real estate support to certain cultivators, processors, and provisioning centers in Michigan. Please expand the business section to describe the activities for which you intend to use offering proceeds, such as real estate acquisition and construction, product development, and others.

RESPONSE: We have revised to address the intended use of proceeds from this offering.

Strategic Partners, page 48

10.	Please expand to disclose the material terms of the agreements with each of your two strategic partners described in this section, including the rights and obligations of each party, payment terms, and term and termination provisions.

RESPONSE: We have revised to include the material terms of the agreements with our strategic partners.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 57

11.	You state that the corporate focus in 2019 was to “put the secured assets into use commencing both retail and cultivation operations.” Furthermore, you attribute revenues of $1,782,636 and cost of goods sold of $1,095,767 to your retail operations. Please expand your analysis to discuss the key volume and pricing characteristics driving your gross profit margins and the expected future trend in gross profit for your retail operations. In addition, describe and quantify costs reported for your cultivation operations.

RESPONSE: We have revised accordingly.

Related Party Transactions, page 62

12.	Please identify the individual or entity that is involved in each of the related party transactions. Please make similar revisions to the related party disclosure on page 70. In addition, where shares were issued in a transaction described in this section or on page 70, please quantify the number of shares issued.

RESPONSE: We have revised accordingly.

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Directors and Executive Officers, page 65

13.	Clearly disclose each person’s principal occupation or position of employment in the past five years by providing dates of employment for each occupation or employment mentioned and providing the name and principal business of any corporation or other organization in which such occupations or employment were carried on. As examples, please expand the disclosures regarding Directors Hermiz and Reda.

RESPONSE: The disclosures for Directors Hermiz and Reda have been expanded.

Security Ownership of Management and Certain Securityholders, page 68

14.	Please include the beneficial ownership interest for the Super Voting Shares in the table or tell us why such information does not need to be included.

RESPONSE: The beneficial ownership chart has been revised to include Super Voting Shares.

Securities Being Offered, page 72

15.	The voting rights for the Proportionate Voting Shares and Super Voting Shares appear to be identical. Please explain the difference between proportionate and super voting rights. Revise these descriptions accordingly.

RESPONSE: We have revised accordingly.

Financial Statements

Note 2. Basis of Presentation and Statement of Compliance

Principles of Consolidation, page 88

16.	Please refer us to the technical guidance supporting your accounting treatment for the “affiliated licensing companies,” particularly your consideration of the contractual arrangements described on pages 43-45 in determining your degree of control over these entities. In addition, describe the key terms governing the Membership Interest Transfer Restriction and Succession Agreement and Services Agreements with these "affiliated licensing companies." Revise your disclosures accordingly.

RESPONSE: Wolverine, through its subsidiary, Spartan Partners Services, LLC (“SPS”), has various agreements in place with affiliated licensing companies as follows:

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August 12, 2020

•	Membership Interest Transfer Restriction and Succession Agreement (“Restriction Agreement”);

•	Services Agreement (the “MSA”);

•	Credit and Security Agreement (the “CSA”);

•	License Agreement (the “LA”);

•	Lease Agreements (the “(REA”); and collectively with the Restriction Agreement, MSA, CSA, and LA, the “Affiliate Agreements”.

Per IFRS 10.7, an investor controls an investee if it has the following:

(a)	Power over the investee;

(b)	Exposure, or rights, to variable returns from its involvement with the investee; and

(c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

The contractual arrangements between SPS and the Licensees provide Wolverine with financial control of the Licensees as of January 31, 2019 based on the following factors:

(a)       SPS has power over the Licensees to direct the relevant activities through the Affiliate Agreements:

•	SPS performs all business and administrative functions on behalf of the Licensees under the MSA and provides frequent reports to the Licensees on the performance of the operations. Under the CSA, SPS provides operating capital and has a lien on all non-cannabis assets and processes of the Licensees as collateral. The CSA further requires the Licensees to maintain all books and records and provide audited financial reports to SPS.

•	Under the LA, SPS, as licensor, is the legal and beneficial owner of all intangible assets and processes used by the Licensees to cultivate, process and distribute cannabis. To be clear, SPS does not actually possess any of the “cannabis assets” that are required to be owned by the Licensees nor does it actually engage in any “cannabis transactions” that may only be conducted by a Licensee.

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•	Under the Restriction Agreement, the members of the Licensee cannot make any major decisions with regards to financing, business contracts, hiring and discharge of key employees; the members cannot receive any dividends or distributions from the Licensees over and above any presumed tax liabilities; the members cannot sell, mortgage, assign its membership interest or issue warrants or options, or other promises of equity, or sell assets of the Licensee outside of the normal course of operations; and the members may only sell their membership interest to someone designated by SPS.

•	The Affiliate Agreements cannot be unilaterally terminated or modified by the Licensees or the members.

(b)	SPS has exposure, or rights to variable returns from its involvement with the Licensees through the management fees charged to the Licensees, after paying all direct and indirect costs of the Licensees and SPS in relation to the business of the Licensees.

(c)	SPS has the ability to use the power over the Licensees to affect the amount of its returns through the ability to direct the relevant activities of the Licensees under various agreements:

•	SPS has the ability to replace the members of the Licensees.

•	Under the MSA, SPS prepares all operational and capital budgets for the Licensees on one hand and influence the approval of operational and capital decisions under the CSA and LA on the other hand.

In accordance with IFRS 10, paragraph B73 to B75, the members of the Licensees act as a de facto agent of SPS, except with respect to the day-to-day functions of the Licensee which are left to the members ultimate decision, and therefore, based on the following, have power over the Licensees:

•	The assets and operations of the Licensees have been funded entirely by SPS under the CSA.

•	The members of the Licensees have agreed, under the Restriction Agreement, in addition to the other covenants set forth above, not to sell, transfer or encumber his interest in the Licensees without SPS’s prior approval; and

•	Licensees cannot finance their operations without SPS’s financial support.

Financial statement disclosures with respect to the Licensees are provided in Note 2 – Significant Accounting Policies - Principles of Consolidation, Note 3(p)(iv) – Significant accounting judgments, estimates and uncertainties – Consolidation, and Note 23 – Non-Controlling Interests.

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August 12, 2020

Note 5. Acquisition of Assets, page 99

17.	Please describe your objectives in completing the acquisition of Rivers Innovations,

particularly how you expect to use the acquired assets in your future business activities. In this regard, describe the composition of loans and interest receivable and investments in private securities. In addition, explain the key factors that you considered in accounting for this three-cornered amalgamation. Refer us to the technical guidance upon which you relied and revise your disclosures accordingly.

RESPONSE:

Objectives in Completing Acquisition of Rivers Innovations

The objective of completing the acquisition of Rivers Innovations was to continue the growth of Wolverine’s business. This would be accomplished with the liquid assets in the company, being used to finance the development of the operations in the state of Michigan.

The assets of Rivers Innovations consisted of cash and cash equivalents, term deposits, loan and interest receivable from Wolverine, marketable securities and a private investment.

The liquid assets, consisting of cash and cash equivalents, and term deposits of $17.7 million, were utilized to grow the business. For example, some of the funds were used to build and construct the provisioning and cultivation centres.

The “loan and interest receivable” of $7.6 million was a loan to Wolverine. Therefore, this loan was forgiven, when Wolverine acquired Rivers Innovations.

The investments relate to 160,000 shares in a marketable security, Plus Products, and a 12.5% interest in Mass2Media LLC, a private investment. These two investments have no direct involvement in the business of Wolverine, other than being in the same industry.

Disclosure related to investments acquired as part of the Rivers Innovations acquisition is provided as follows:

•	Investment in Marketable Securities – Refer to Note 6 of the consolidated financial statements.

•	Investment in Private securities (Mass2Media) – Refer to Note 15 of the consolidated financial statements.

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August 12, 2020

•	Loans and interest receivable – This pertains to pre-acquisition loan between Rivers Innovation and Wolverine. Amount was forgiven/eliminated post-acquisition/ consolidation.

Accounting Treatment for Rivers Innovations Acquisition

IFRS 3 provides guidance on whether an acquiree is a business, and the resulting acquisition would be within the scope of IFRS 3 Business Combinations or if it is an asset acquisition within the scope of varying IFRS standards. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

Per IFRS 3, the three elements of a business are defined as follows:

(a)	Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include non-current assets (including intangible assets or rights to use non-current assets), intellectual property, the ability to obtain access to necessary materials or rights and employees – None were noted at the time of acquisition.

(b)	Process: Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes and resource management processes. These processes typically are documented, but an organised workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.) No “organised workforce” at the time of acquisition – still a relatively new startup. There was no revenue earned in the Company. The objective of completing the acquisition of Rivers Innovations was to continue the growth of Wolverine’s business. This would be accomplished with the liquid assets in the company, being used to finance the development of the operations in the state of Michigan.

(c)	Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants. No output as of the date of acquisition and no revenue was generated.

Since the above transaction did not meet the definition of a business in accordance with IFRS 3, it was accounted for as an asset acquisition. No goodwill was present at the date of the acquisition. The fair value of the net assets acquired was considered to be equal to the consideration paid.

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August 12, 2020

Note 21. Share Capital

Exchangeable Units, page 112

18.	Please refer us to the technical guidance supporting your accounting treatment for the exchangeable units issued in connection with the acquisitions of Terra and Mayde, including the factors considered in reporting the cost associated with these acquisitions as a “share expense” of $58,969,446. In addition, describe the terms governing these exchange units. Revise your disclosure accordingly.

RESPONSE:

Accounting treatment for exchangeable shares issued in the acquisitions of Terra and Mayde

In accordance with IFRS 3.3, Wolverine performed an analysis as to whether the transactions with Terra and Mayde are business combination acquisitions, which occurs when the assets acquired, and liabilities assumed constitute a business. If the assets acquired are not a business, the Company should account for the transaction as an asset acquisition. In accordance with IFRS 3.B7, a business consists of inputs and processes applied to those inputs that have the ability to create outputs, although outputs are not required for an integrated set to qualify as a business.

Acquisition of Terra

Terra held options to acquire AEY and 3 State Park as of the acquisition date. AEY and 3 State Park were already controlled by Wolverine through contractual arrangements, therefore, the options had nominal value. Terra did not have any other assets, employees, operations and output, and therefore, did not meet the definition of a business. The purpose for the transaction was mainly to acquire the knowledge and “know-how” that the shareholder of Terra, Mike Hermiz, possessed.

Acquisition of Mayde

Mayde held options to purchase properties as of the acquisition date. The options to purchase the properties had exercise prices considered to be at fair market value at the date of acquisition, therefore, the options had nominal value. Mayde did not have any other assets, employees, operations and output, and therefore, did not meet the definition of a business. The purpose for the transaction was mainly to acquire the knowledge and “know-how” that the shareholder of Mayde, Rami Reda, possessed.

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August 12, 2020

As such, the assets acquired, do not constitute a business, therefore IFRS 3 is not applicable. Wolverine issued shares as consideration to acquire these assets, which is within the scope of IFRS 2 per paragraph 2(a). IFRS 2.8 requires goods or services acquired in a share-based payment transaction to be recognized as an expense when they do not qualify for recognition as assets under the relevant standards. The know-how does not meet the definition of an intangible asset per IAS 38 as Wolverine does not have control over Mike Hermiz or Rami Reda (or the personal knowledge they possess) through contractual rights or otherwise, considering there are no employment agreements that would prevent them from leaving Wolverine. Further, there are no specified vesting conditions to be satisfied per IFRS 2.19.

Per IFRS 2.10, for equity settled share-based payment transactions, the entity shall measure the goods or services received, and corresponding increase in equity, directly, at the fair value of the goods or services received. If the fair value of the goods or services received cannot be estimated reliably, their value shall be measured indirectly by reference to the fair value of the equity instruments granted. As the fair value of the know-how cannot be readily determined, the value of the know-how was determined by reference to the fair value of the shares issued.

On March 11, 2019, 900,000 exchangeable units were issued to Terra. These units were valued at $25,160,280. These 900,000 units are equivalent to 45,000,000 subordinated voting shares in Wolverine.

On August 23, 2019, 600,000 units were issued to Mayde, These units were valued at $33,809,166. These 600,000 units are equivalent to 30,000,000 subordinated voting shares in Wolverine.

Financial statement disclosures with respect to the Exchangeable Units are provided in Note 21 – Share Capital.

Subject to the terms and conditions of the Second Amended and Restated Operating Agreement of Spartan Partners Holdings, LLC (the “Operating Agreement”), the Exchangeable Units are redeemable either i) at the option of the unitholder at any time, or ii) at the option of Spartan Holding LLC, upon the occurrence of certain “Call Events”, more specifically outlined in the Operating Agreement, for either 50 Subordinate Voting Shares of Wolverine or 1 Proportionate Voting Share of Wolverine, or some combination thereof, as determined by the Manager of Spartan Holding LLC.

Note 23. Non-Controlling Interest, page 114

19.	Please explain how “net assets attributable to NCI” (a deficit of $9,263,120) are reflected in your consolidated statement of financial position. In this regard, the “net loss attributable to NCI” ($21,553,375) agrees to the corresponding amount in the consolidated statement of loss and comprehensive loss, although you state that this amount is “before inter-company eliminations.” Please clarify this presentation and revise your disclosure accordingly.

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August 12, 2020

RESPONSE: The difference between the Net assets attributable to NCI (a deficit of $9,263,120) per Note 23 and Net loss attributable to NCI ($21,553,375) presented on the consolidated statement of financial position amounts to $12,290,255. This pertains to the NCI portion of the $58,969,446 of share exchange transaction that took place during the year. Refer to Note 21 where the share exchange transaction has been discussed in detail.

The amount of $12,290,255 also agrees to the NCI of Spartan Holding LLC as disclosed in Note 23. No assets or liabilities exist at Spartan Holdings LLC.

The Company’s policy for presenting NCI amounts is disclosed in Note 23. The share of net assets attributable non-controlling interests is presented as a component of equity. Their share of net income of loss is recognized directly in equity.

Note 26. Segment Information, page 116

20.	You state that the Company operates in a single segment, while on page 55, you state that it “operates in two segments—provisioning and cultivation.” Also, on age 57, you describe a corporate focus in 2019 on “commencing retail and cultivation operations.” Please explain this apparent inconsistency and revise your disclosures accordingly.

RESPONSE: For the year ended, December 31, 2019, the Company operates in the cannabis industry within the State of Michigan.  The Company is vertically integrated as it has cultivation facilities where it grows the products and provisioning facilities where it sells the products to customers which taken together service the medical marijuana market within the State of Michigan. All property, plant, and equipment are located in Michigan, United States.  All revenue was generated in Michigan, United States.

General

21.	We note that Section 9 of the Subscription Agreement filed as Exhibit 4 contains a jury trial waiver. Please revise your offering statement to:

•	Describe the jury trial waiver, including how it will impact your investors;

•	Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

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To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

•	Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.

In addition, we note that section 7 contains an indemnification provision. Please revise your offering circular to highlight the provision in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.

RESPONSE: We have revised the offering circular to include a risk factor that addresses this comment.

22.	We note that your subscription agreement provides for the exclusive jurisdiction of claims to the courts of the Province of Ontario, sitting in the City of Toronto. Please revise your offering document to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.

RESPONSE: We have revised to change jurisdiction to the State of Michigan.

In addition to our responses above, as well as the corresponding revisions to our offering statement, we acknowledge that the Corporation is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, actions, or absence of actions by the Securities and Exchange Commission. We further acknowledge that, following qualification of our Form 1-A, Rule 257 of Regulation A requires us to file periodic and current reports, including a Form 1-K, which will be due within 120 calendar days after the end of the fiscal year covered by the report.

If you have any additional questions regarding our responses to your comments, please contact Frank Borger Gilligan at (615) 319-8005 or by email at fborgergilligan@dickinsonwright.com.

Sincerely, Frank Borger Gilligan Frank Borger Gilligan Dickinson Wright PLLC

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